UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Ricketson, Michael E.
   P.O. Box 3460


   Valdosta, GA 31604-3460
2. Issuer Name and Ticker or Trading Symbol
   PAB Bankshares, Inc. (PAB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President/CEO (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     2,000.0000     I  Direct Joint
Common Stock                                                                                     1,100.0000     D  Direct
Common Stock                                  09/09/02    L    V   70.4889       A  $8.49920                    I  ESPP (2)
Common Stock                                  10/11/02    L    V   72.2847       A  $8.28990                    I  ESPP (2)
Common Stock                                  11/06/02    L    V   67.2594       A  $8.92960     210.0330       I  ESPP (2)
Common Stock                                  11/27/02    P        2,000.0000    A  $8.55000     17,700.0000    I  IRA

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $9.37500                                                                                01/01/11
to buy)
Incentive Stock Option (right  $10.60000                                                                               09/26/11
to buy)
Incentive Stock Option (right  $13.93800                                                                               01/28/10
to buy)
Incentive Stock Option (right  $7.70000                                                                                08/02/12
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   7,000.0000                7,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   20,455.0000               20,455.0000   D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,000.0000                2,000.0000    D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   23,000.0000               23,000.0000   D   Direct
to buy)

Explanation of Responses:

(1)
President/Chief Executive Officer
(2)
Shares purchased with 50% company match funds.  Shares purchased with company match funds are vested at 50% per year for two year ve sting period.

SIGNATURE OF REPORTING PERSON
/S/ Ricketson, Michael E.
DATE 11/27/02